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CARO HOLDINGS INC.
(the "Company")

CONSENT RESOLUTIONS OF THE BOARD OF DIRECTORS

The following resolutions were consented to and adopted in writing by the undersigned, being all of the members of the Board of Directors of the Company, as of the 1st day of February, 2022.

WHEREAS:

A. As at the date hereof, the Company is indebted to Rozh Caroro in the aggregate amount of $135,378, as a result of previous loans and advances made to the Company (the "**Debt**").

B. The Company has received a debt settlement subscription agreement from Rozh Caroro dated January 31, 2022 (the "**Debt Settlement Agreement**") offering to convert of the Debt into shares of the Company's common stock at a conversion price of $0.0042 per share.

C. The Company wishes to accept the Debt Settlement Agreement and to issue to Rozh Caroro 32,295,000 shares of the Company's common stock (the "**Settlement Shares**") pursuant thereto.

BE IT RESOLVED THAT:

1. The Debt Settlement Agreement in the form previously reviewed by the board of directors, be and it is hereby approved, ratified and confirmed;

2. the issuance of the Settlement Shares, be and they are hereby approved, ratified and confirmed

3. any one director or officer of the Company be and is hereby authorized to instruct the transfer agent to issue a share certificate for the Settlement Shares;

4. any one director or officer be and is hereby authorized to execute any and all documents, agreements and instruments as may be necessary to effect the foregoing on behalf of the Company;

5. these resolutions may be signed by the directors in as many counterparts as may be necessary, each of which so signed shall be deemed to be an original (and each signed copy sent by electronic facsimile transmission shall be deemed to be an original), and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set forth above.

ROZH CARORO

{W0427993}